FORM 5 [ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ] Form 3 Holdings Reported [ ] Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and address of Reporting Person* Edsell, Patrick	2. Issuer Name and ticker or Trading Symbol Captiva Software Corporation (CPTV)		6. Relationship of Reporting Person to Issuer (Check all applicable)
(Last) (First) (Middle) c/o: Captiva Software Corporation 10145 Pacific Heights Blvd. (Street) San Diego, California 92121 (City) (State) (Zip)	3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)	4. Statement for Month/Year December 2002 5. If Amendment, Date of Original (Month/Year)

X     Director            10% Owner
      Officer (give title below)           Other (specify below)

7.    Individual or Joint/Group Filing (Check applicable line)
X     Form filed by One Reporting Person
      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date	2A. Deemed Execution Date, if any	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr.3, 4 and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's	6. Ownership Form: Direct (D) or	7. Nature of Indirect Beneficial
	(Month/Day/Year)	(Month/Day/Year)	Code	Amount	(A) or (D)	Price	Fiscal Year (Instr. 3 and 4)	Indirect (I) (Instr. 4)	Ownership (Instr. 4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly
*    If the form is filed by more than one reprting person, see Instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End 0f Year (Instr. 4)	10. Ownership Form of Derivative Security. Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Non-qualified stock option (right to buy)	$1.15	07/30/02		A	10,000		(1)	07/29/12	Common stock	10,000		10,000
Non-qualified stock option (right to buy)	$1.15	07/30/02		A	5,000		07/30/06	07/29/12	Common stock	5,000		5,000

Explanation of Responses:
(1) 50% vested upon grant, remainder vest monthly over subsequent 24 months

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff.(a)	/s/ Patrick Edsell Kirk Drost, Attorney-in-Fact **Signature of Reporting Person	February 14, 2003 Date

©    H.J. Meyer Consulting October 31, 2002